Exhibit 99.2

Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2011 and 2010

(unaudited)

Condensed Consolidated Statements of Earnings

For the three months ended December 31

(in thousands of Canadian dollars, except share data) (unaudited)

	2011	2010
	$	$
Revenue	1,032,139	1,093,715

Operating expenses
Costs of services, selling and administrative	893,298	938,641
Acquisition-related and integration costs	—	2,185
Finance costs	5,286	5,824
Finance income	(457)	(544)
Other income	(5,646)	—
Foreign exchange (gain) loss	(1,105)	259
Share of profit on joint venture	(3,996)	(3,377)

	887,380	942,988

Earnings before income taxes	144,759	150,727
Income tax expense	38,216	24,070

Net earnings	106,543	126,657

Earnings per share (Note 7c)
Basic earnings per share	0.41	0.47
Diluted earnings per share	0.40	0.45

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	1

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	2011	2010
	$	$
Net earnings	106,543	126,657

Net unrealized losses on translating financial statements of foreign operations (net of income taxes)	(46,045)	(61,372)
Net unrealized gains on translating long-term debt designated as hedges of net investments in foreign operations (net of income taxes)	15,814	28,271
Net unrealized losses on cash flow hedges (net of income taxes)	(9,919)	(225)
Net unrealized (losses) gains on investments available for sale (net of income taxes)	(513)	337

Other comprehensive loss	(40,663)	(32,989)

Comprehensive income	65,880	93,668

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	2

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	As at December 31, 2011	As at September 30, 2011	As at October 1, 2010
	$	$	$
Assets
Current assets
Cash and cash equivalents (Note 4)	57,359	136,211	108,529
Short-term investments	6,549	10,166	13,196
Accounts receivable	517,245	490,484	426,241
Work in progress	407,170	391,066	357,666
Prepaid expenses and other current assets	98,912	100,407	69,198
Income taxes	3,088	4,252	7,169

Total current assets before funds held for clients	1,090,323	1,132,586	981,999
Funds held for clients	269,769	247,622	248,695

Total current assets	1,360,092	1,380,208	1,230,694
Property, plant and equipment	250,072	249,901	236,632
Contract costs	106,155	107,242	133,109
Intangible assets	284,023	292,133	369,036
Other long-term assets	62,301	55,593	41,623
Deferred tax assets	15,011	9,882	22,888
Investment in joint venture (Note 10)	—	26,373	22,814
Goodwill (Note 5)	2,501,162	2,536,022	2,525,413

	4,578,816	4,657,354	4,582,209

Liabilities
Current liabilities
Bank overdraft (Note 4)	—	75,538	—
Accounts payable and accrued liabilities	327,057	303,641	297,801
Accrued compensation	140,073	183,842	185,651
Deferred revenue	162,692	152,938	143,302
Income taxes	56,886	51,822	85,534
Provisions	9,396	12,125	10,998
Current portion of long-term debt	40,695	896,012	114,577

Total current liabilities before clients’ funds obligations	736,799	1,675,918	837,863
Clients’ funds obligations	267,356	244,660	248,695

Total current liabilities	1,004,155	1,920,578	1,086,558
Deferred tax liabilities	155,059	149,394	188,860
Long-term provisions	25,837	27,672	9,265
Long-term debt	917,813	109,669	1,039,299
Other long-term liabilities	122,683	100,810	108,992

	2,225,547	2,308,123	2,432,974

Equity
Retained earnings	1,117,521	1,057,599	845,290
Accumulated other comprehensive (loss) income (Note 9)	(26,091)	14,572	14,469
Capital stock (Note 7a)	1,165,165	1,178,559	1,195,069
Contributed surplus	96,674	98,501	94,407

	2,353,269	2,349,231	2,149,235

	4,578,816	4,657,354	4,582,209

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	3

Condensed Consolidated Statements of Changes in Equity

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Capital stock	Contributed surplus	Accumulated other comprehensive (loss) income	Retained earnings	Total equity
	$	$	$	$	$
Balance as at September 30, 2011	1,178,559	98,501	14,572	1,057,599	2,349,231
Net earnings for the period	—	—	—	106,543	106,543
Other comprehensive loss	—	—	(40,663)	—	(40,663)

	1,178,559	98,501	(26,091)	1,164,142	2,415,111
Share-based payment costs	—	2,492	—	—	2,492
Income tax impact associated with stock options	—	(431)	—	—	(431)
Exercise of stock options (Note 7a)	16,536	(3,941)	—	—	12,595
Repurchase of Class A subordinate shares (Note 7a)	(16,796)	—	—	(46,621)	(63,417)
Purchase of Class A subordinate shares held in trust (Note 7a)	(14,252)	—	—	—	(14,252)
Sale of Class A subordinate shares held in trust (Note 7a)	1,118	53	—	—	1,171

Balance as at December 31, 2011	1,165,165	96,674	(26,091)	1,117,521	2,353,269

	Capital stock	Contributed surplus	Accumulated other comprehensive (loss) income	Retained earnings	Total equity
	$	$	$	$	$
Balance as at October 1, 2010	1,195,069	94,407	14,469	845,290	2,149,235
Net earnings for the period	—	—	—	126,657	126,657
Other comprehensive loss	—	—	(32,989)	—	(32,989)

	1,195,069	94,407	(18,520)	971,947	2,242,903
Share-based payment costs	—	5,412	—	—	5,412
Income tax impact associated with stock options	—	1,417	—	—	1,417
Exercise of stock options	18,992	(3,586)	—	—	15,406
Repurchase of Class A subordinate shares	(24,032)	—	—	(56,974)	(81,006)
Purchase of Class A subordinate shares held in trust	(2,566)	—	—	—	(2,566)

Balance as at December 31, 2010	1,187,463	97,650	(18,520)	914,973	2,181,566

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	4

Condensed Consolidated Statements of Cash Flows

For the three months ended December 31

(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	2011	2010
	$	$
Operating activities
Net earnings	106,543	126,657
Adjustments for:
Amortization and depreciation (Note 8)	50,348	53,011
Share of profit on joint venture	(3,996)	(3,377)
Deferred income taxes	6,520	8,683
Foreign exchange loss	203	236
Share-based payment costs	2,492	5,412
Gain on sale of investment in joint venture (Note 10)	(2,981)	—
Dividend received from joint venture	7,350	4,900
Net change in non-cash working capital items	(17,765)	(97,673)

Cash provided by operating activities	148,714	97,849

Investing activities
Net change in short-term investments	2,683	714
Proceeds from sale of business	458	—
Purchase of property, plant and equipment	(11,998)	(16,801)
Additions to contract costs	(7,960)	(11,646)
Additions to intangible assets	(9,013)	(6,044)
Additions to other long-term assets	(245)	—

Cash used in investing activities	(26,075)	(33,777)

Financing activities
Net change in credit facilities	(541,415)	(34,300)
Increase of long-term debt	490,382	—
Repayment of long-term debt	(8,961)	(7,441)
Purchase of Class A subordinate shares held in trust (Note 7a)	(14,252)	(2,566)
Sale of Class A subordinate shares held in a trust	1,171	—
Repurchase of Class A subordinate shares (Note 7a)	(63,417)	(81,006)
Issuance of Class A subordinate shares	12,763	15,793

Cash used in financing activities	(123,729)	(109,520)

Effect of foreign exchange rate changes on cash and cash equivalents	(2,224)	232

Net decrease in cash and cash equivalents and bank overdraft	(3,314)	(45,216)
Cash and cash equivalents net of bank overdraft, beginning of period	60,673	108,529

Cash and cash equivalents, end of period (Note 4)	57,359	63,313

The following amounts are classified within operating activities:
Interest paid	3,395	3,514
Interest received	518	544
Income taxes paid	23,819	72,721

NON-CASH TRANSACTIONS

Significant non-cash transactions consisted of property, plant and equipment and intangible asset additions for a total amount of $20,372,000 for the three months ended December 31, 2011 ($15,775,000 for the three months ended December 31, 2010).

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	5

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include management of IT and business processes (“outsourcing”), systems integration and consulting including sale of software licenses. The Company was incorporated under Part IA of the Companies Act (Quebec) and its shares are publicly traded. The executive and registered office of the Company is situated at 1130 Sherbrooke Street West, 7th floor, Montreal, Quebec, Canada, H3A 2M8.

2.	Basis of preparation

These condensed consolidated financial statements represent the Company’s first financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and IFRS 1, “First-time Adoption of International Financial Reporting Standards”. In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its annual consolidated financial statements for the year ending September 30, 2012, which are set out in Note 3, “Summary of significant accounting policies”. These accounting policies are based on IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time and were consistently applied to all periods presented.

These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2011, which were previously prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). However, Canadian GAAP differs in some areas from IFRS. The comparative figures presented were adjusted to reflect these adjustments. Reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on consolidated equity, earnings, comprehensive income, cash flows and balance sheets are provided in Note 13, “Transition to IFRS”. In addition, certain disclosures that are required to be included in the annual consolidated financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual consolidated financial statements have been included in these interim condensed consolidated financial statements in Note 14, “Additional annual disclosures under IFRS”.

The Company’s unaudited interim condensed consolidated financial statements for the three months ended December 31, 2011 and 2010 were authorized for issue by the Board of Directors on February 1, 2012.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounted for its jointly-controlled investment using the equity method.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	6

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

USE OF ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates and judgements inherent in the financial reporting process, actual results could differ. Significant estimates and judgements include purchase price allocation of business combinations, income taxes, contingencies and provisions, revenue recognition, share-based payments, investment tax credits and other government programs and impairment of property, plant and equipment, intangible assets and goodwill. A description of the significant estimates and judgements is included in the respective sections within the notes to the consolidated financial statements.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

Revenue from sales of third party vendor products, such as software licenses and hardware, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service or if it assumes delivery and credit risks.

Provisions for estimated contract losses are recognized in the period when it is determined that a loss is probable. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	7

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Multiple component arrangements

The Company’s arrangements often include a mix of the services and products listed below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. A component is considered to be separately identifiable if it has value to the client on a stand-alone basis. Assessing whether an arrangement involving the provision of multiple components has separately identifiable components requires judgement by management. When estimating selling price, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate of selling price. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

Outsourcing

Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company uses the labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the consolidated statement of earnings in the period in which the facts that gave rise to the revision become known. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in “Systems integration and consulting services” above. Revenue from maintenance services for software licenses sold and implemented is recognized ratably over the term of the maintenance period.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	8

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

SHORT-TERM INVESTMENTS

Short-term investments, comprised generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include short-term and long-term bonds and cash. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

PP&E, including those items under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or development of a qualifying asset are capitalized as part of the cost of the respective asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. All other borrowing costs are expensed in the period they occur.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	9

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of incentives and transition costs and are recorded at cost.

Incentives

Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are primarily granted either in the form of cash payments (including the excess of the amount paid over the fair value of PP&E or intangible assets acquired from client in connection with the outsourcing contract) or as an issuance of equity instruments. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued.

Transition costs

Transition costs consist of costs associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of costs related to activities such as the conversion of the client’s applications to the Company’s platforms. These costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Pre-contract costs

Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract.

Amortization of contract costs

Contract costs are amortized as services are provided. Amortization of transition costs and pre-contract costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

Impairment of contract costs

When a contract is not expected to be profitable, the expected loss is first applied to impair the related contract costs, with the excess recorded as a provision and presented in other long-term liabilities. At a future date if the contract returns to profitability, the previously recognized impairment loss must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	10

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of PP&E and intangible assets not available for use and goodwill are tested for impairment annually as at September 30.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use (“VIU”) to the Company. The Company generally uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of earnings.

For goodwill impairment testing purposes, the CGU that represents the lowest level within the Company at which management monitors goodwill is the operating segment level (Note 5). Goodwill acquired through business combinations is allocated to the CGU that is expected to benefit from synergies of the related business combination.

The VIU calculation for the recoverable amount of the CGUs to which goodwill has been allocated includes estimates about their future financial performance over a period of five years. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic climate and its resulting impact on expected growth and discount rates. In determining the discount rate applied to a CGU, management uses the Company’s weighted average cost of capital as a starting point and applies adjustments to take into account specific tax rates, geographical risk and any additional risks specific to the CGU. The cash flow projections reflect management’s expectations of the operating performance of the CGU and growth prospects in the CGU’s market.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of earnings. Impairment losses relating to goodwill cannot be reversed in future periods.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	11

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of deferred compensation plan assets, long-term investments, forward contracts, long-term maintenance agreements, investments in financing leases and deferred financing fees. Long-term investments, comprised of bonds, are classified as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as of the acquisition date as the excess of the cost of the acquisition over the net identifiable assets acquired and liabilities assumed at their acquisition-date fair values. Subsequent changes in fair values are adjusted against the cost of acquisition when they qualify as measurement period adjustments. All other subsequent changes are recognized in the consolidated statement of earnings. For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and performance share units (“PSUs”).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

TAX CREDITS

The Company follows the income approach to account for tax credits. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations, provided there is reasonable assurance of realization. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset, provided there is reasonable assurance of realization. The tax credits recorded are based on management's best estimates of amounts expected to be recovered and are subject to audit by the taxation authorities.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	12

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are recognized directly in earnings, other comprehensive loss or in equity based on the classification of the item to which they relate.

In the course of the Company’s operations, uncertainties exist with respect to interpretation of complex tax regulations and the amount and timing of future taxable income. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions are primarily comprised of liabilities for leases of premises that the Company has vacated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as an interest expense.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	13

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Realized and unrealized translation gains and losses are reflected in the consolidated statement of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains or losses on translating financial statements of foreign operations in other comprehensive loss.

For the accounts of foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such operations are reflected in the consolidated statement of earnings.

SHARE-BASED PAYMENTS

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on a periodic basis. The fair values, adjusted for expectations related to performance conditions, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	14

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS

All financial assets designated as held-to-maturity and loans and receivables, as well as financial liabilities designated as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method. All financial assets and liabilities designated as fair value through earnings (“FVTE”) are measured at their fair values and gains and losses related to periodic revaluations are recorded in the consolidated statement of earnings. Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. All financial assets designated as available for sale are measured at their fair value and any unrealized gains and losses, net of applicable income taxes, are reported in other comprehensive loss. Interest income earned and realized gains and losses on the sale of available for sale assets are recorded in the consolidated statement of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, short-term investments (other than those included in funds held for clients), derivatives (unless they qualify for hedge accounting, refer to “Hedging Transactions”) and bank overdraft. Additionally, deferred compensation plan assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loan and receivables

Trade accounts receivable and cash included in funds held for clients.

Available for sale

Short-term and long-term bonds included in funds held for clients and long-term investments.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt, excluding obligations under finance leases, and clients’ funds obligations.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	15

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

All financial assets and liabilities measured at fair value are categorized in Level 1, except for derivatives, investments included in funds held for clients and long-term investments, which are categorized in Level 2.

HEDGING TRANSACTIONS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges on Senior U.S. unsecured notes

The Company has entered into forward contracts to hedge the contractual principal repayments of certain Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value are excluded from the assessment and measurement of hedge effectiveness.

The forward contracts are derivative instruments and, therefore, are recorded at fair value in the consolidated balance sheet under other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive loss. The translation gain or loss arising from the remeasurement of the portion of the debt that is designated is reclassified each period from earnings to other comprehensive loss. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment to interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

Hedges on net investments in foreign operations

The Company has designated certain long-term debt as hedging instruments for a portion of the Company’s net investment in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive loss.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	16

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

3.	Summary of significant accounting policies (continued)

HEDGING TRANSACTIONS (CONTINUED)

Cash flow hedges on future revenue

The Company has also entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue, to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue and to hedge the variability in foreign currency exchange rate between the Indian rupee and the Canadian dollar on future Canadian revenue.

These hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments and, therefore, are recorded at fair value in the consolidated balance sheet under other current assets, other long-term assets, accrued liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive loss and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive loss into the consolidated statement of earnings as an adjustment to revenue when the hedged revenue is recognized. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

EMPLOYEE BENEFITS

The Company recognizes actuarial gains and losses on its post-employment benefits plan in other comprehensive loss.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

•	IFRS 9, “Financial Instruments”, covers the classification and measurement of financial assets and financial liabilities.

•

IFRS 10, “Consolidated Financial Statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements.

•

IFRS 12, “Disclosure of Interests in Other Entities”, provides guidance on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

•	IFRS 13, “Fair Value Measurement”, provides guidance on fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements.

•	IAS 1, “Presentation of Financial Statements”, was amended to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of income.

•	IAS 19, “Employee Benefits”, was amended to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements.

Other than IFRS 9, the above standards are effective October 1, 2013, with earlier application permitted. IFRS 9 is effective October 1, 2015, also with earlier application permitted. The Company is currently evaluating the impact of these standards on its consolidated financial statements.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	17

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.	Cash and cash equivalents and bank overdraft

	As at December 31, 2011	As at September 30, 2011	As at October 1, 2010
	$	$	$
Cash	36,444	95,643	22,061
Cash equivalents	20,915	40,568	86,468

Cash and cash equivalents	57,359	136,211	108,529
Bank overdraft	—	(75,538)	—

	57,359	60,673	108,529

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	18

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Goodwill

Due to the change in the operating segments effective October 1, 2011 (Note 11), the Company reallocated goodwill to the India CGU (presented in “International”) using relative fair value and conducted a goodwill impairment test on October 1, 2011 using the revised CGUs, which are the same as the operating segments. Based on the results of this test, no impairment charge was required.

The carrying amount of goodwill for the India and Europe & Asia Pacific operating segments are insignificant in comparison to the total carrying amount of goodwill and, therefore, have been aggregated and are presented as “International”.

The variation in goodwill for the three months ended December 31, 2011 is as follows:

	GIS	Canada	U.S.	International	Total
	$	$	$	$	$
Balance as at October 1, 2011	202,835	959,035	1,260,712	113,440	2,536,022
Foreign currency translation adjustment	(624)	—	(26,577)	(7,659)	(34,860)

Balance as at December 31, 2011	202,211	959,035	1,234,135	105,781	2,501,162

The variation in goodwill for the year ended September 30, 2011, including the impact of the reallocation of goodwill, is as follows:

	GIS	Canada	U.S.& India	Europe & Asia Pacific	Total
	$	$	$	$	$
Balance as at October 1, 2010	202,715	964,085	1,282,773	75,840	2,525,413
Acquisition	—	—	—	656	656
Purchase price adjustments	—	—	4,376	—	4,376
Disposal of business	—	(5,050)	—	—	(5,050)
Foreign currency translation adjustment	120	—	10,682	(175)	10,627

Balance as at September 30, 2011, as previously reported	202,835	959,035	1,297,831	76,321	2,536,022

Impact of the reallocation of goodwill:

	GIS	Canada	U.S.	International	Total
	$	$	$	$	$
Balance as at September 30, 2011, as previously reported	202,835	959,035	1,297,831	76,321	2,536,022
Goodwill reallocation to new CGU	—	—	(37,119)	37,119	—

Balance as at October 1, 2011	202,835	959,035	1,260,712	113,440	2,536,022

Key assumptions in goodwill impairment testing

The assumptions for the most significant CGUs are disclosed in the following table:

As at October 1, 2011	GIS	Canada	U.S.
	%	%	%
Assumptions
Discount rate	8.7	7.2	8.9
Long-term growth rate of net operating cash flows	2.0	2.0	2.0

As at October 1, 2010	GIS	Canada	U.S. & India
	%	%	%
Assumptions
Discount rate	9.8	8.1	10.4
Long-term growth rate of net operating cash flows	2.0	2.0	2.0

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	19

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Long-term debt

On December 7, 2011, the Company renewed its unsecured revolving credit facility of $1,500,000,000 for an additional five years, expiring in December 2016 and bearing interest at one month LIBOR plus a variable margin that is determined based on leverage ratios.

Additionally, on December 15, 2011, the Company drew down an amount of $491,008,000 (US$475,000,000) on a private placement financing with U.S. institutional investors. The private placement is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. With the proceeds of this private placement, the Company reimbursed an amount of $491,008,000 of the unsecured revolving term facility.

The outstanding balance of the unsecured revolving credit facility and this new private placement amounted to $311,889,000 and $483,075,000, respectively, as at December 31, 2011 ($859,277,000 and nil, respectively, as at September 30, 2011).

7.	Capital stock, share-based payments and earnings per share

A) CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance as at September 30, 2011	227,055,040	1,131,672	33,608,159	46,887	260,663,199	1,178,559
Repurchased and cancelled[1]	(3,360,800)	(16,796)	—	—	(3,360,800)	(16,796)
Issued upon exercise of stock options[2]	1,447,101	16,536	—	—	1,447,101	16,536
Purchased and held in trust[3]	—	(14,252)	—	—	—	(14,252)
Sale of shares held in trust[4]	—	1,118	—	—	—	1,118

Balance as at December 31, 2011	225,141,341	1,118,278	33,608,159	46,887	258,749,500	1,165,165

[1]

On January 26, 2011, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid for the purchase of up to 23,006,547 Class A subordinate shares. During the three months ended December 31, 2011, the Company repurchased 3,360,800 Class A subordinate shares for $63,417,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $46,621,000, was charged to retained earnings.

[2]

The carrying value of Class A subordinate shares includes $3,941,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[3]

The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 761,358 Class A subordinate shares of the Company on the open market for $14,252,000 during the three months ended December 31, 2011. As at December 31, 2011, 863,866 Class A subordinate shares were held in trust under the PSU plan (Note 7b).

[4]

During the three months ended December 31, 2011, the trustee sold 61,504 Class A subordinate shares that were held in trust on the open market in accordance with the terms of the PSU plan. The excess of the proceeds over the carrying value of the Class A subordinate shares, in the amount of $53,000, resulted in an increase of contributed surplus.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	20

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS

i) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest one to four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Number of stock options
Outstanding as at September 30, 2011	24,163,317
Granted	2,505,971
Exercised	(1,447,101)
Forfeited	(2,355,014)

Outstanding as at December 31, 2011	22,867,173

The fair value of stock options granted in the period and the assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	For the three months ended December 31
	2011	2010
Weighted average assumptions
Grant date fair value ($)	5.23	4.29
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	27.15	27.11
Risk-free interest rate (%)	1.38	1.99
Expected life (years)	5.00	5.00
Exercise price ($)	19.71	15.49
Share price ($)	19.71	15.49

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	21

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS (CONTINUED)

ii) Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 7a).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2011	164,012
Granted [1]	761,358
Forfeited	(61,504)

Outstanding as at December 31, 2011	863,866

[1]	The PSUs granted in the period had a grant date fair value of $19.71 per unit.

C) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2011			2010
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	106,543	259,293,329	0.41	126,657	269,903,334	0.47
Dilutive stock options and PSUs[2]		9,620,176			9,081,924

	106,543	268,913,505	0.40	126,657	278,985,258	0.45

[1]

The 3,360,800 Class A subordinate shares repurchased and 863,866 Class A subordinate shares held in trust during the three months ended December 31, 2011 (4,975,500 and 164,012, respectively, during the three months ended December 31, 2010), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]

The calculation of the diluted earnings per share excluded 2,510,560 stock options for the three months ended December 31, 2011 (6,568,965 for the three months ended December 31, 2010), as they were anti-dilutive.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	22

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Amortization and depreciation

	For the three months ended December 31
	2011	2010
	$	$
Depreciation of PP&E	19,421	18,729
Amortization of intangible assets	22,068	24,986
Amortization of contract costs related to transition costs	5,849	6,116

Included in costs of services, selling and administrative	47,338	49,831
Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,296	2,764
Amortization of deferred financing fees (presented in finance costs)	321	321
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	393	95

	50,348	53,011

9.	Accumulated other comprehensive (loss) income

	Balance as at December 31, 2011	Balance as at September 30, 2011	Balance as at October 1, 2010
	$	$	$
Net unrealized (losses) gains on translating financial statements of foreign operations (net of accumulated income tax recovery of $973 as at December 31, 2011 and net of accumulated income tax expense of $1,977 as at September 30, 2011)	(33,770)	12,275	—
Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in foreign operations (net of accumulated income tax expense of $1,756 as at December 31, 2011 and net of accumulated income tax recovery of $1,086 as at September 30, 2011)	11,119	(4,695)	—
Net unrealized (losses) gains on cash flow hedges (net of accumulated income tax recovery of $3,616 as at December 31, 2011 and net of income tax expenses of $1,457 as at September 30, 2011 and $5,336 as at October 1, 2010)	(4,647)	5,272	14,469
Net unrealized actuarial losses (net of income tax recovery of $217 as at December 31, 2011 and as at September 30, 2011)	(632)	(632)	—
Net unrealized gains on investments available for sale (net of accumulated income tax expense of $697 as at December 31, 2011 and $854 as at September 30, 2011)	1,839	2,352	—

	(26,091)	14,572	14,469

For the three months ended December 31, 2011, $481,000 of the net unrealized gains previously recognized in other comprehensive income (loss) (net of income taxes of $86,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	23

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10.	Disposal of joint venture

On December 29, 2011, the Company entered into an agreement for the sale of its 49% interest in Innovapost Inc. for consideration of $26,000,000, which is presented within accounts receivable. The Company recorded a gain of $2,981,000 relating to the disposal within other income. Following this transaction, the Company no longer has an interest in any joint venture.

11.	Segmented information

In the prior year, management reviewed the Company’s operating results through four operating segments, namely: Global Infrastructure Services (“GIS”), Canada, U.S. & India and Europe & Asia Pacific. Effective October 1, 2011, as a result of changes to the management reporting structure, the Company is now managed through five operating segments, namely: GIS, Canada, U.S., India and Europe & Asia Pacific. The two operating segments, India and Europe & Asia Pacific, which each have reported revenue, earnings and assets that are less than 10% of the Company’s total revenue, earnings and assets, have been grouped together for presentation purposes and are presented as “International”.

The Company’s operations are managed based on its delivery model incorporating domestic activities as well as services from utilizing its global delivery model. The GIS segment incorporates all services provided to clients globally for the management of their technology infrastructure. The India segment incorporates services provided to clients globally through India’s delivery centres. The other segments are based on the Company’s geographic delivery model: Canada, U.S., and Europe & Asia Pacific.

The following presents information on the Company’s operations based on its management structure effective October 1, 2011. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure.

For the three months ended December 31, 2011	GIS	Canada	U.S.	International	Total
	$	$	$	$	$
Segment revenue	179,182	435,759	520,064	90,648	1,225,653
Intersegment revenue elimination	(3,430)	(140,438)	(39,504)	(10,142)	(193,514)

Revenue	175,752	295,321	480,560	80,506	1,032,139

Earnings before finance costs, finance income, other income, share of profit on joint venture and income tax expense[1]	16,838	67,252	46,889	8,967	139,946
Finance costs					(5,286)
Finance income					457
Other income					5,646
Share of profit on joint venture					3,996

Earnings before income taxes					144,759

[1]	Amortization and depreciation included in GIS, Canada, U.S. and International is $18,540,000, $8,782,000, $20,476,000 and $2,229,000, respectively, for the three months ended December 31, 2011.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	24

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Segmented information (continued)

For the three months ended December 31, 2010	GIS	Canada	U.S.	International	Total
	$	$	$	$	$
Segment revenue	225,233	441,536	525,966	88,223	1,280,958
Intersegment revenue elimination	(3,470)	(130,949)	(40,730)	(12,094)	(187,243)

Revenue	221,763	310,587	485,236	76,129	1,093,715

Earnings before acquisition-related and integration costs, finance costs, finance income, share of profit on joint venture and income tax expense [1]	30,536	66,367	52,700	5,212	154,815
Acquisition-related and integration costs					(2,185)
Finance costs					(5,824)
Finance income					544
Share of profit on joint venture					3,377

Earnings before income taxes					150,727

[1]	Amortization and depreciation included in GIS, Canada, U.S. and International is $20,109,000, $10,070,000, $20,848,000 and $1,663,000, respectively, for the three months ended December 31, 2010.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	25

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Financial instruments

The following table summarizes the fair value of outstanding hedging instruments:

		As at December 31, 2011	As at September 30, 2011	As at October 1, 2010
	Recorded in	$	$	$
Hedges on net investments in foreign operations
US$770,000 debt designated as the hedging instruments of the Company’s net investment in U.S. operations (US$815,000 as at September 30, 2011 and US$920,000 as at October 1, 2010)	Long-term debt	783,090	846,703	947,416
€9,000 debt designated as the hedging instrument of the Company’s net investment in European operations (€9,000 as at September 30, 2011 and €12,000 as at October 1, 2010)	Long-term debt	11,874	12,574	16,807
Cash flow hedges on future revenue

US$75,400 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$76,740 as at September 30, 2011 and US$130,380 as at October 1, 2010)

	Other current assets Other long-term assets	5,743 6,291	6,497 5,613	8,918 11,433

US$75,239 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$45,000 as at September 30, 2011 and US$44,820 as at October 1, 2010)

	Other current assets Other long-term assets Accrued liabilities Other long-term liabilities	— — 2,430 4,672	156 1 — 536	2,378 1,121 — —

$89,145 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($62,220 as at September 30, 2011 and $89,040 as at October 1, 2010)

	Accrued liabilities Other long-term liabilities	6,801 6,490	2,560 2,554	1,570 3,396
Cash flow hedges on Senior U.S. unsecured notes
US$20,000 foreign currency forward contracts (US$20,000 as at September 30, 2011 and US$107,000 as at October 1, 2010)	Other current assets Other long-term assets	— 156	— 565	1,277 763

During the three months ended December 31, 2011, the Company’s hedging relationships were effective.

The Company expects that approximately $1,591,000 of the accumulated net unrealized loss on all derivative financial instruments designated as cash flow hedges as at December 31, 2011 will be reclassified in the consolidated statement of earnings in the next 12 months.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	26

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS

As discussed in Note 2, these condensed consolidated financial statements represent the first financial statements prepared in accordance with IFRS. IFRS 1 requires an entity to make an explicit and unreserved statement of compliance with IFRS in its first annual financial statements prepared under IFRS. The Company will accordingly make this statement in its 2012 annual consolidated financial statements. IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which IFRS was applied was October 1, 2010 (“Transition Date”) and reconciliations for the respective periods noted are included below.

RECONCILIATIONS OF CANADIAN GAAP TO IFRS

As required by IFRS 1, the following represents reconciliations from Canadian GAAP to IFRS for the respective periods noted for consolidated equity, net earnings, comprehensive income and cash flows from the perspective of each adjustment. A discussion of the adjustments, other initial elections upon IFRS adoption, as well as selected consolidated financial statements for comparative periods are presented further below.

Reconciliation of consolidated equity

		As at September 30, 2011	As at December 31, 2010	As at October 1, 2010
		$	$	$
Total equity previously reported under Canadian GAAP		2,346,356	2,188,941	2,159,083
Differences increasing (decreasing) reported equity:
C	Employee benefits	(1,845)	(1,213)	(1,213)
D	Decommissioning liabilities included in the cost of PP&E	(899)	(879)	(903)
H	Reversal of intangible asset impairment	452	517	539
I	Reversal of contract cost impairment	—	1,085	1,265
K	Income taxes	8,445	3,478	827
L	Commitment to purchase outstanding shares of non-controlling interest	—	(10,363)	(10,363)
N	Onerous leases	(3,278)	—	—

Total adjustments		2,875	(7,375)	(9,848)

Total equity under IFRS		2,349,231	2,181,566	2,149,235

Reconciliation of consolidated net earnings

		For the year ended September 30, 2011	For the three months ended December 31, 2010
		$	$
Net earnings previously reported under Canadian GAAP		435,065	126,574
Differences increasing (decreasing) reported net earnings:
H	Reversal of intangible asset impairment	(87)	(22)
I	Reversal of contract cost impairment	(1,208)	(150)
J	Share-based payments	(1,224)	(1,007)
K	Income taxes	5,103	1,262
L	Commitment to purchase outstanding shares of non-controlling interest	3,655	—
N	Onerous leases	(3,165)	—

Total adjustments		3,074	83

Net earnings under IFRS		438,139	126,657

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	27

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

Reconciliation of consolidated comprehensive income

		For the year ended September 30, 2011	For the three months ended December 31, 2010
		$	$
Comprehensive income reported under Canadian GAAP		435,241	93,619

Total differences increasing net earnings		3,074	83

Differences increasing (decreasing) reported other comprehensive income :
C	Employee benefits	(632)	—
D, I, K, N	Foreign currency translation adjustments	559	(34)

		(73)	(34)

Comprehensive income under IFRS		438,242	93,668

Reconciliation of consolidated cash flows

There were no significant changes in the consolidated statement of cash flows on adoption of IFRS other than as a result of accounting for the investment in the joint venture under the equity method as described in adjustment M below.

DISCUSSION OF ADJUSTMENTS

Initial elections upon IFRS adoption

Set forth below are the IFRS 1 optional exemptions applied in the conversion from Canadian GAAP to IFRS. Exemptions that were not elected, not applicable or not considered material to the Company are not included in the discussion.

A.	Business combinations

IFRS 1 provides the option to apply IFRS 3, “Business Combinations” (as revised in 2008), retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3. As a result, there is no adjustment as at October 1, 2010 related to business combinations entered into prior to the Transition Date. IFRS 3 will be applied to business combinations entered into subsequently. Additionally, due to the Company’s election to apply IFRS 3 prospectively, IAS 27, “Consolidated and Separate Financial Statements”, will also be applied prospectively. With the early adoption of Section 1582, “Business Combinations”, under Canadian GAAP as at October 1, 2009, there was no adjustment required for the year ended September 30, 2011 as it is similar to the corresponding provisions of IFRS 3.

B.	Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative foreign currency translation differences in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, from the date a subsidiary was formed or acquired to the Transition Date. IFRS 1 permits cumulative foreign translation gains and losses to be reset to zero at the Transition Date. The Company elected to apply this exemption. As a result, as at October 1, 2010, the Company reversed the balance of $413,021,000 within “net unrealized losses on translating financial statements of self-sustaining foreign operations” and $76,806,000 within “net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations” included in accumulated other comprehensive loss. The net loss of $336,215,000 was recognized as a decrease to accumulated other comprehensive loss with a corresponding decrease to retained earnings. This adjustment did not have any further impact on the consolidated financial statements.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	28

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

C.	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses deferred as a result of applying the corridor approach in accounting for defined benefit plans in retained earnings at the Transition Date. The Company elected to apply this exemption. As a result, as at October 1, 2010, other long-term liabilities decreased by $780,000 and after a related increase to deferred income tax liabilities of $209,000, retained earnings increased by $571,000. Additionally, the Company’s joint venture applied the same exemption and as a result, the investment in the joint venture decreased by $1,784,000 with a corresponding decrease to retained earnings. For the year ended September 30, 2011 and the three months ended December 31, 2010, the impact of this adjustment on the consolidated financial statements was not significant.

As a result of an actuarial valuation as at September 30, 2011, other long-term liabilities increased by $849,000 and after a related decrease to deferred income tax liabilities of $217,000, accumulated other comprehensive loss increased by $632,000.

D.	Decommissioning liabilities included in the cost of PP&E

Upon adoption of IFRS, the Company’s decommissioning liability was revalued according to the discount rate specified in IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, requires specified changes in a decommissioning liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. IFRS 1 allows a first-time adopter a simplified treatment of historic changes when estimating the decommissioning liability between initial inception of the liability and the Transition Date. The Company elected to apply the method specified within IFRS 1 for valuing the decommissioning liability. As a result, as at October 1, 2010, PP&E decreased by $723,000 and long-term provisions increased by $562,000. After a related decrease to deferred income tax liabilities of $184,000 and an increase to deferred income tax assets of $198,000, retained earnings decreased by $903,000.

As a result of a new decommissioning liability as at September 30, 2011, PP&E and long-term provisions increased by $319,000 when discounted in accordance with IFRS. For the year ended September 30, 2011 and the three months ended December 31, 2010, the impact of this adjustment on the consolidated statements of earnings was not significant.

As at and for the year ended September 30, 2011 and for the three months ended December 31, 2010, there was an insignificant adjustment to accumulated other comprehensive loss due to a foreign currency translation adjustment on the opening balance sheet adjustment.

E.	Borrowing costs

IFRS 1 allows the Company to choose the effective date of IAS 23, “Borrowing Costs”. As such, the Company elected to capitalize borrowing costs for qualifying assets for which acquisition, construction or development commenced on or after the Transition Date. For the year ended September 30, 2011 and the three months ended December 31, 2010, no borrowing costs were eligible for capitalization.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	29

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

Mandatory exceptions upon IFRS adoption

Set forth below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

F.	Hedge accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, “Financial Instruments: Recognition and Measurement”, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfy the hedge accounting criteria as of the Transition Date are reflected as hedges in the Company’s results under IFRS. The application of this mandatory exception did not result in any adjustments in the consolidated financial statements.

G.	Estimates

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Other explanatory notes

H.	Reversal of intangible asset impairment

Under Canadian GAAP, the reversal of impairment losses was prohibited. Under IFRS, the reversal of impairment losses is recognized for assets other than goodwill if certain criteria are met. Upon adoption of IFRS, the Company reversed an impairment recognized under Canadian GAAP as a result of changes in the expected cash flows relating to a business solution. As a result, as at October 1, 2010, intangible assets increased by $779,000 and after a related increase to deferred income tax liabilities of $240,000, retained earnings increased by $539,000.

The impairment reversal resulted in additional amortization expense during the fiscal 2011 year. As a result, as at and for the year ended September 30, 2011, intangible assets decreased and amortization within costs of services, selling and administrative increased by $126,000, while deferred tax liabilities and income tax expense decreased by $39,000. For the three months ended December 31, 2010, amortization within costs of services, selling and administrative increased by $32,000, while income tax expense decreased by $10,000.

I.	Reversal of contract cost impairment

Under Canadian GAAP, contract costs consisting of transition costs and incentives were classified as intangible assets. Under IFRS, contract costs are recognized in accordance with IAS 11, “Construction Contracts” and no longer qualify as intangible assets. Upon adoption of IFRS, the Company reversed an impairment loss on a contract cost that was recognized under Canadian GAAP due to the fact that at the Transition Date the contract was profitable. As a result, as at October 1, 2010, contract costs increased by $2,095,000 and after a related increase to deferred income tax liabilities of $830,000, retained earnings increased by $1,265,000.

For the three months ended December 31, 2010, amortization within costs of services, selling and administrative increased by $147,000, revenue decreased by $101,000, while income tax expense decreased by $98,000.

The contract associated with the reversal was terminated in the last quarter of fiscal 2011. As a result, as at September 30, 2011, the reversal of the remaining net carrying amount resulted in a decrease to contract costs and deferred tax liabilities of $2,100,000 and $835,000, respectively. For the year ended September 30, 2011, revenue and income tax expense decreased by $806,000 and $793,000, respectively, and costs of services, selling and administrative increased by $1,195,000.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	30

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

I.	Reversal of contract cost impairment (continued)

Additionally, as at and for the year ended September 30, 2011 and for the three months ended December 31, 2010, there was an insignificant adjustment to accumulated other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

J.	Share-based payments

Under Canadian GAAP, for grants of share-based awards with graded vesting, the total fair value of the award was recognized on a straight-line basis over the employment period necessary to vest the award. Under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, and each grant is accounted for on that basis. As a result of the difference of accounting for each grant of graded share-based awards, as at October 1, 2010, contributed surplus increased by $8,100,000 with a corresponding decrease to retained earnings.

As at and for the year ended September 30, 2011, the adjustment resulted in an increase of contributed surplus and costs of services, selling and administrative of $1,224,000. As at and for the three months ended December 31, 2010, the adjustment resulted in an increase of contributed surplus and costs of services, selling and administrative of $1,007,000.

K.	Income Taxes

Assets or liabilities acquired other than in a business combination

Under Canadian GAAP, the carrying amount of an asset or liability acquired other than in a business combination was adjusted for by the amount of the related recognized deferred tax asset or liability. Under IFRS, a deferred tax asset or liability cannot be recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and if at the time of the transaction neither accounting profit nor taxable profit is affected. As a result, as at October 1, 2010, the Company decreased deferred tax liabilities by $3,423,000, intangible assets by $3,414,000, contract costs by $542,000 and deferred tax assets by $5,049,000 with a corresponding decrease to other long-term liabilities of $895,000 and retained earnings of $4,687,000.

The adjustment resulted in less amortization expense during the fiscal 2011 year. As a result, as at and for the year ended September 30, 2011, intangible assets increased and amortization within costs of services, selling and administrative decreased by $1,235,000, contract costs increased and revenue increased by $89,000 and deferred tax liabilities and income tax expense increased by $381,000. For the three months ended December 31, 2010, amortization within costs of services, selling and administrative decreased by $309,000, revenue increased by $22,000 and income tax expense increased by $95,000.

Additionally, as at and for the year ended September 30, 2011 and three months ended December 31, 2010, there was an adjustment on accumulated other comprehensive income due to an insignificant foreign currency translation adjustment to the Transition Date adjustment.

Share-based payments

Under Canadian GAAP, a deferred tax asset was recognized on the difference between the accounting expense and the tax deduction relating to share-based payments. Under IFRS, the deferred tax asset recognized in relation to the share-based payments is adjusted each period to reflect the amount of the tax deduction the Company would receive if the award was tax deductible in the current period based on the current market price of the shares. If the estimated future tax deduction exceeds the related cumulative share-based payment costs, the excess deferred tax is recognized in contributed surplus. As a result, as at October 1, 2010, deferred tax liabilities decreased by $5,514,000 and retained earnings increased by $2,129,000 while contributed surplus increased by $3,385,000.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	31

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

K.	Income Taxes (continued)

Share-based payments (continued)

As at and for the year ended September 30, 2011, deferred tax liabilities decreased by $6,641,000, contributed surplus increased by $1,790,000 and income tax expense decreased by $4,160,000. As at and for the three months ended December 31, 2010, contributed surplus increased by $1,417,000 and income tax expense decreased by $1,026,000.

Additionally, as at and for the year ended September 30, 2011 and the three months ended December 31, 2010, there was an insignificant adjustment to accumulated other comprehensive loss due to a foreign currency translation adjustment on the Transition Date adjustment.

L.	Commitment to purchase outstanding shares of non-controlling interest

Under Canadian GAAP, the value of the put and call option to purchase the remaining shares of Conseillers en informatique d’Affaires (“CIA”) was disclosed as a commitment, but not recorded as a liability. Under IFRS, it must be recorded as a liability. As a result, as at October 1, 2010, accounts payable and accrued liabilities increased by $10,363,000, the equity attributable to non-controlling interest of $6,452,000 was eliminated and retained earnings decreased by the remaining balance of $3,911,000.

As at and for the year ended September 30, 2011, additional equity attributable to non-controlling interest of $256,000 was reversed through retained earnings. Additionally, CIA repurchased the Company’s shares in CIA and the Company simultaneously purchased the portion of the operations carried out in CIA’s Paris office. As a result, under IFRS the liability relating to the put and call option to purchase the remaining shares of CIA of $10,363,000 was reversed and a gain of $3,655,000 was recognized within other income in the consolidated statement of earnings.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	32

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

M.	Accounting for joint venture

Under Canadian GAAP, the Company accounted for its investment in its joint venture under the proportionate consolidation method. Under IFRS, IAS 31, “Interests in Joint Ventures”, allows a company to account for any joint venture interest under either the proportionate consolidation or equity method. As of the Transition Date, the Company elected to account for its investment in its joint venture under the equity method. As a result, the consolidated balance sheets have been adjusted to remove the effect of proportionate consolidation and to account for its joint venture as an investment as follows:

	Adjustment as at October 1, 2010	Adjustment as at September 30, 2011
	$	$
Current assets
Cash and cash equivalents	(19,295)	(21,550)
Accounts receivable	(9,527)	(9,456)
Work in progress	(1,318)	(9,137)
Prepaid expenses and other current assets	(7,646)	(3,763)

Total current assets	(37,786)	(43,906)
Property, plant and equipment	(669)	(645)
Contract costs	(478)	(479)
Intangible assets	(1,207)	(864)
Other long-term assets	(638)	(321)
Deferred tax assets	(362)	(381)
Investment in joint venture	24,598	28,157

Total assets	(16,542)	(18,439)

Current liabilities
Accounts payable and accrued liabilities	(5,940)	(7,424)
Accrued compensation	(5,835)	(6,127)
Deferred revenue	(2,491)	(1,875)
Income taxes	(1,343)	(2,019)

Total current liabilities	(15,609)	(17,445)
Deferred tax liabilities	(404)	(661)
Other long-term liabilities	(529)	(333)

Total liabilities	(16,542)	(18,439)

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	33

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

M.	Accounting for joint venture (continued)

Under Canadian GAAP, the amounts below were included in the consolidated statements of earnings. Under IFRS, as a result of the application of the equity method, the amounts were removed from their respective lines and accounted for in a single line to reflect the share of profit on joint venture in the consolidated statements of earnings.

	For the year ended September 30, 2011	For the three months ended December 31, 2010
	$	$
Revenues	98,578	26,894

Operating expenses
Costs of services, selling and administrative	80,080	22,836
Finance income	(207)	(51)
Foreign exchange loss	86	50

	79,959	22,835

Earnings before income taxes	18,619	4,059
Income tax expense	5,260	682

Share of profit on joint venture	13,359	3,377

N.	Onerous leases

Under IFRS, the criteria for recognizing provisions for onerous leases result in provisions being recognized earlier than under Canadian GAAP. There was no adjustment in the three months ended December 31, 2010; however as at September 30, 2011, additional provisions for onerous leases were required. As a result, short-term provisions increased by $1,532,000, long-term provisions increased by $3,700,000 and deferred tax liabilities decreased by $1,987,000. Related leasehold improvements of $722,000 were deducted from PP&E. Additionally accounts payable and accrued liabilities and other long-term liabilities decreased due to related rent credits by $87,000 and $602,000, respectively. This resulted in an increase of $5,091,000 in cost of services, selling and administration and a decrease in income tax expense of $1,926,000 for the year ended September 30, 2011.

Additionally, there was an insignificant adjustment to accumulated other comprehensive loss due to a foreign currency translation adjustment on these adjustments.

Presentation reclassifications

O.	Provisions

Under Canadian GAAP, provisions for onerous leases and other were presented within accounts payable and accrued liabilities or other long-term liabilities. Under IFRS, these provisions require separate line disclosure on the face of the balance sheet according to their short-term or long-term classification. As a result, as at October 1, 2010, $10,998,000 was reclassified from accounts payable and accrued liabilities into short-term provisions and $8,703,000 was reclassified from other long-term liabilities to long-term provisions. As at September 30, 2011, $10,593,000 was reclassified from accounts payable and accrued liabilities into short-term provisions and $23,091,000 was reclassified from other long-term liabilities to long-term provisions.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	34

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

P.	Tax reclassification

Under Canadian GAAP, deferred taxes were split between current and non-current components on the basis of either the underlying asset or liability or the expected reversal of items not related to an asset or liability. Under IFRS, all deferred tax assets and liabilities are classified as non-current. As a result, as at October 1, 2010, the short-term portion of future income tax assets of $16,509,000 was reclassified to deferred income tax assets and the short-term portion of future income tax liabilities of $26,423,000 was reclassified to deferred income tax liabilities and as at September 30, 2011, the short-term portion of future income tax assets of $3,522,000 was reclassified to deferred income tax assets and the short-term portion of future income tax liabilities of $20,389,000 was reclassified to deferred income tax liabilities.

Q.	Contract costs

Under Canadian GAAP, contract costs consisting of transition costs and incentives were classified as intangible assets. Under IFRS, transition costs and incentives provided in the form of cash or equity instruments are presented separately as contract costs and incentives provided in the form of discounts are presented within accounts receivable. As a result, as at October 1, 2010, $97,420,000 of transition costs and $34,614,000 of incentives in the form of cash or equity instruments were reclassified from intangible assets to contract costs and $11,842,000 was reclassified from intangible assets to accounts receivable. As at September 30, 2011, $78,747,000 of transition costs and $29,432,000 of incentives in the form of cash or equity instruments were reclassified from intangible assets to contract costs and $5,185,000 was reclassified from intangible assets to accounts receivable.

R.	Classification of long-term debt

Under Canadian GAAP, an amount due under an existing unsecured revolving term facility maturing within the next 12 months was classified as long-term as at September 30, 2011 due to the fact that the Company entered into a private placement financing that was to be drawn down no later than December 15, 2011 with management’s intention of reimbursing part of the unsecured revolving term facility with the proceeds of the private placement. Under IFRS, since the intention to reimburse with the proceeds of the private placement cannot be considered, the amount due under the unsecured revolving term facility is classified as short-term as at September 30, 2011. As a result, an amount of $493,478,000 was classified from long-term debt to the current portion of long-term debt as at September 30, 2011.

S.	Costs of services, selling and administrative

Under Canadian GAAP, amortization and other income were presented as separate lines within the consolidated statement of income. Under IFRS, the Company chooses to present expenses according to their function. As a result, for the year ended September 30, 2011, amortization of $211,372,000 and a portion of other income of $75,000 were reclassified into costs of services, selling and administrative and for the three months ended December 31, 2010, amortization of $50,220,000 and other income of $1,230,000 were reclassified into costs of services, selling and administrative.

COMPARATIVE FINANCIAL STATEMENTS

The following reconciliations illustrate the impact of adjustments and reclassifications from Canadian GAAP to IFRS for the consolidated balance sheet as at the Transition Date and as at September 30, 2011 and for the consolidated statements of earnings for the three months ended December 31, 2010 and for the year ended September 30, 2011.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	35

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

Reconciliation of consolidated balance sheet

As at October 1, 2010	Canadian GAAP		Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash and cash equivalents	127,824	M	(19,295)	108,529
Short-term investments	13,196		—	13,196
Accounts receivable	423,926	M, Q	2,315	426,241
Work in progress	358,984	M	(1,318)	357,666
Prepaid expenses and other current assets	76,844	M	(7,646)	69,198
Income taxes	7,169		—	7,169
Future income taxes	16,509	P	(16,509)	—

Total current assets before funds held for clients	1,024,452		(42,453)	981,999
Funds held for clients	248,695		—	248,695

Total current assets	1,273,147		(42,453)	1,230,694
Property, plant and equipment	238,024	D, M	(1,392)	236,632
Contract costs	—	I, K, M, Q	133,109	133,109
Intangible assets	516,754	H, K, M, Q	(147,718)	369,036
Other long-term assets	42,261	M	(638)	41,623
Deferred tax assets	11,592	D, K, M, P	11,296	22,888
Investment in joint venture	—	C, M	22,814	22,814
Goodwill	2,525,413		—	2,525,413

	4,607,191		(24,982)	4,582,209

Liabilities
Current liabilities
Accounts payable and accrued liabilities	304,376	L, M, O	(6,575)	297,801
Accrued compensation	191,486	M	(5,835)	185,651
Deferred revenue	145,793	M	(2,491)	143,302
Income taxes	86,877	M	(1,343)	85,534
Provisions	—	O	10,998	10,998
Future income taxes	26,423	P	(26,423)	—
Current portion of long-term debt	114,577		—	114,577

Total current liabilities before clients’ funds obligations	869,532		(31,669)	837,863
Clients’ funds obligations	248,695		—	248,695

Total current liabilities	1,118,227		(31,669)	1,086,558
Deferred tax liabilities	170,683	C, D,H, I, K,M,P	18,177	188,860
Long-term provisions	—	D, O	9,265	9,265
Long-term debt	1,039,299		—	1,039,299
Other long-term liabilities	119,899	C, K, M, O	(10,907)	108,992

	2,448,108		(15,134)	2,432,974

Equity
Attributable to shareholders of CGI Group Inc.
Retained earnings	1,196,386	B, C, D, H, I, J, K, L	(351,096)	845,290
Accumulated other comprehensive (loss) income	(321,746)	B	336,215	14,469
Capital stock	1,195,069		—	1,195,069
Contributed surplus	82,922	J, K	11,485	94,407

Attributable to shareholders of CGI Group Inc.	2,152,631		(3,396)	2,149,235
Attributable to non-controlling interest	6,452	L	(6,452)	—

	2,159,083		(9,848)	2,149,235

	4,607,191		(24,982)	4,582,209

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	36

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

Reconciliation of consolidated balance sheet

As at September 30, 2011	Canadian GAAP		Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash and cash equivalents	157,761	M	(21,550)	136,211
Short-term investments	10,166		—	10,166
Accounts receivable	494,755	M, Q	(4,271)	490,484
Work in progress	400,203	M	(9,137)	391,066
Prepaid expenses and other current assets	104,170	M	(3,763)	100,407
Income taxes	4,252		—	4,252
Future income taxes	3,522	P	(3,522)	—

Total current assets before funds held for clients	1,174,829		(42,243)	1,132,586
Funds held for clients	247,622		—	247,622

Total current assets	1,422,451		(42,243)	1,380,208
Property, plant and equipment	251,668	D, M, N	(1,767)	249,901
Contract costs	—	I, K, M, Q	107,242	107,242
Intangible assets	407,887	H, K, M, Q	(115,754)	292,133
Other long-term assets	55,914	M	(321)	55,593
Deferred tax assets	11,601	D, K, M, P	(1,719)	9,882
Investment in joint venture	—	C, M	26,373	26,373
Goodwill	2,536,022		—	2,536,022

	4,685,543		(28,189)	4,657,354

Liabilities
Current liabilities
Bank overdraft	75,538		—	75,538
Accounts payable and accrued liabilities	321,745	L, M, N, O	(18,104)	303,641
Accrued compensation	189,969	M	(6,127)	183,842
Deferred revenue	154,813	M	(1,875)	152,938
Income taxes	53,841	M	(2,019)	51,822
Provisions	—	N, O	12,125	12,125
Future income taxes	20,389	P	(20,389)	—
Current portion of long-term debt	402,534	R	493,478	896,012

Total current liabilities before clients’ funds obligations	1,218,829		457,089	1,675,918
Clients’ funds obligations	244,660		—	244,660

Total current liabilities	1,463,489		457,089	1,920,578
Deferred tax liabilities	146,889	C, D, H, I, K, M, N, P	2,505	149,394
Long-term provisions	—	D, N, O	27,672	27,672
Long-term debt	603,147	R	(493,478)	109,669
Other long-term liabilities	125,662	C, K, M, N, O	(24,852)	100,810

	2,339,187		(31,064)	2,308,123

Equity
Retained earnings	1,405,365	B, C, D, H, I, J, K, L, N	(347,766)	1,057,599
Accumulated other comprehensive (loss) income	(321,570)	B, C, D, I, K, N	336,142	14,572
Capital stock	1,178,559		—	1,178,559
Contributed surplus	84,002	J, K	14,499	98,501

	2,346,356		2,875	2,349,231

	4,685,543		(28,189)	4,657,354

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	37

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Transition to IFRS (continued)

Reconciliation of consolidated statement of earnings

For the three months ended December 31, 2010	Canadian GAAP		Adjustments	IFRS
	$		$	$
Revenues	1,120,688	I, K, M	(26,973)	1,093,715

Operating expenses
Costs of services, selling and administrative	911,610	H, I, J, K, M, S	27,031	938,641
Amortization and depreciation	50,220	S	(50,220)	—
Acquisition-related and integration costs	2,185		—	2,185
Finance costs	5,824		—	5,824
Finance income	(595)	M	51	(544)
Other income	(1,230)	S	1,230	—
Foreign exchange loss	309	M	(50)	259
Share of profit in joint venture	—	M	(3,377)	(3,377)

	968,323		(25,335)	942,988

Earnings before income taxes	152,365		(1,638)	150,727
Income tax expense	25,791	H, I, K, M	(1,721)	24,070

Net earnings	126,574		83	126,657

Earnings per share
Basic earnings per share	0.47			0.47
Diluted earnings per share	0.45			0.45

Reconciliation of consolidated statement of earnings

For the year ended September 30, 2011	Canadian GAAP		Adjustments	IFRS
	$		$	$
Revenues	4,323,237	I, K, M	(99,295)	4,223,942

Operating expenses
Costs of services, selling and administrative	3,553,192	H, I, J, K, M, N, S	137,768	3,690,960
Amortization and depreciation	211,372	S	(211,372)	—
Acquisition-related and integration costs	3,675		—	3,675
Finance costs	19,395		—	19,395
Finance income	(3,759)	M	207	(3,552)
Other income	(3,917)	L, S	(3,730)	(7,647)
Foreign exchange gain	(3,279)	M	(86)	(3,365)
Share of profit in joint venture	—	M	(13,359)	(13,359)

	3,776,679		(90,572)	3,686,107

Earnings before income taxes	546,558		(8,723)	537,835
Income tax expense	111,493	H, I, K, M, N	(11,797)	99,696

Net earnings	435,065		3,074	438,139

Earnings per share
Basic earnings per share	1.64			1.65
Diluted earnings per share	1.58			1.59

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	38

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

14.	Additional annual disclosures under IFRS

Additional annual disclosures that would have been presented in the Company’s September 30, 2011 consolidated financial statements if prepared under IFRS are included below. Certain disclosures normally included in annual financial statements prepared in accordance with IFRS were omitted or condensed where such information is not considered material to the understanding of the Company’s interim financial information.

A. PROVISIONS

	Onerous leases		Other		Total
	$		$		$
As at October 1, 2010		13,078		7,185		20,263
Additional provisions		23,192		4,589		27,781
Utilized amounts		(5,309)		(58)		(5,367)
Reversals of unused amounts		(1,879)		(1,850)		(3,729)
Discount rate adjustment and imputed interest		328		190		518
Effect of foreign currency translation adjustment		293		38		331

As at September 30, 2011		29,703		10,094		39,797

Current portion		9,590		2,535		12,125
Non-current portion		20,113		7,559		27,672

B. COSTS OF SERVICES, SELLING AND ADMINISTRATIVE

Costs of services, selling and administrative expenses are as follows:

For the year ended September 30, 2011
$
Salaries and other member costs[1]	2,343,015
Hardware, software and data center related costs	457,248
Professional fees and other contracted labour	494,292
Property costs	170,859
Amortization and depreciation	210,450
Other operating expenses	15,096

3,690,960

[1]	Net of tax credits of $111,832,000.

C. FINANCE COSTS

Finance costs are as follows:

For the year ended September 30, 2011
$
Interest on long-term debt	18,224
Other finance costs	1,171

19,395

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	39

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2011 and 2010

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

14.	Additional annual disclosures under IFRS (continued)

D. INCOME TAXES

For the year ended September 30, 2011
$
Current income tax expense
Current income tax expense in respect of the current year	154,349
Adjustments recognized in the current year in relation to the current income tax expense of prior years	(32,230)

Total current income tax expense	122,119
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	(17,568)
Recognition of previously unrecognized temporary differences	(4,855)

Total deferred income tax recovery	(22,423)

Total income tax expense	99,696

The continuity of deferred income tax balances is as follows:

	As at October 1, 2010	Recognized in earnings	Recognized in other comprehensive loss	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2011
	$	$	$	$	$	$
Deferred income tax assets
Accounts payable, accrued liabilities and other long-term liabilities	13,720	10,944	217	—	3	24,884
Tax benefits on losses carried forward	14,667	(3,316)	—	—	72	11,423
PP&E, contract costs, intangible assets and other long-term assets	15,577	(2,145)	—	—	68	13,500
Accrued compensation	33,550	(7,659)	—	1,790	673	28,354
Unrealized losses on cash flow hedges	1,585	147	322	—	—	2,054
Allowance for doubtful accounts	1,793	1,462	—	—	—	3,255
Other assets	1,810	(374)	43	—	(10)	1,469

	82,702	(941)	582	1,790	806	84,939
Valuation allowance	(4,346)	382	—	—	—	(3,964)

	78,356	(559)	582	1,790	806	80,975

Deferred income tax liabilities
PP&E, contract costs, intangible assets and other long-term assets	159,231	(25,455)	—	—	2,098	135,874
Work in progress	25,165	2,927	—	—	(2)	28,090
Goodwill	27,774	6,116	—	—	(400)	33,490
Refundable tax credits on salaries	20,985	(6,229)	—	—	—	14,756
Unrealized gains on cash flow hedges	6,908	(79)	(3,318)	—	—	3,511
Other liabilities	4,265	(262)	856	—	(93)	4,766

	244,328	(22,982)	(2,462)	—	1,603	220,487

Deferred income taxes, net	(165,972)	22,423	3,044	1,790	(797)	(139,512)

The temporary differences associated with investments in subsidiaries and the interest in joint venture for which a deferred tax liability has not been recognized amount to $638,285,000 ($514,326,000 in 2010).

Undistributed earnings of the Company’s foreign subsidiaries are considered to be indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to withholding taxes. It is not practicable for the Company to estimate the amount of withholding taxes related to these undistributed earnings.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2011 and 2010	40